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Kevin M. Frank	United States
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December 15, 2025

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claire Erlanger

Jennifer Thompson

Bradley Ecker

Geoffrey Kruczek

Re:	Yellowstone Midco Holdings II, LLC

Registration Statement on Form S-1

Filed on November 17, 2025

File No. 333-291581

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, Yellowstone Midco Holdings II, LLC, a Delaware limited liability company (the “Company”), has today filed with the U.S. Securities and Exchange Commission (the “SEC”) Amendment No. 1 to the Registration Statement on Form S-1 (the “Revised Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated December 8, 2025, from the staff of the SEC (the “Staff”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) previously filed with the Staff on November 17, 2025. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold and italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the updated prospectus contained in the Revised Registration Statement (the “Prospectus”) that address the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Revised Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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U.S. Securities and Exchange Commission

December 15, 2025

Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note the length of your prospectus summary and that it is nearly identical to the disclosure in the Business section, including headings and graphics. The summary should not, and is not required to repeat the detailed information in the prospectus. Please revise to limit your summary section to only the most significant aspects of the offering. In addition, most of your disclosure in the summary is devoted to favorable aspects of your business, strategies and opportunities, while you include only a bullet point list of risks you face. The summary should be an objective, balanced presentation of your business, strategies and risks. Please revise accordingly.

RESPONSE:

The Company advises the Staff that it has revised the summary section to include only the most significant aspects of its business and the offering. In order to provide a more objective, balanced presentation of its business, strategies and risks, the Company has added a new section captioned “Challenges” to pages 7 and 8 and a new section captioned “Indebtedness” to page 8 of the Revised Registration Statement.

Organizational Structure, page 21

2.

Please clarify your current and post-transaction ownership structure. We note, for example, you are currently and in the future expect to be controlled by AE Industrial Partners, but that you refer to Yellowstone Ultimate Holdings is the parent company and pre-IPO owner.

RESPONSE:

In response to the Staff’s comment, the Company has clarified its current and post-transaction ownership structure on pages 17 and 18 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

December 15, 2025

Summary Consolidated Financial Data, page 24

3.

Please tell us whether you plan to update the historical financial statements to December 31, 2025 prior to requesting effectiveness. If not, it appears that revisions may be appropriate throughout the forepart of your filing, including but not limited to your Summary Consolidated Financial Data, to clarify that the historical financial data presented is that of Yellowstone Midco Holdings, LLC, to explain why you have not separately presented the historical financial data of the registrant, and to clarify that you have given effect to the October 3, 2025 merger between the registrant and Yellowstone Midco Holdings, LLC in any pro forma or as adjusted financial data presented.

RESPONSE:

The Company advises the Staff that it plans to request effectiveness with the historical financial statements as of and for the nine months ended September 30, 2025.

In order to clarify that the historical financial data reflects the results of Yellowstone Midco Holdings, LLC, the Company has added the following bolded language to page 22 of the Revised Registration Statement:

The following tables set forth our summary consolidated financial data. The summary consolidated statements of operations and comprehensive loss data and cash flow data for the nine months ended September 30, 2025 and 2024 and the summary consolidated balance sheet data as of September 30, 2025 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations and comprehensive loss data and cash flow data for the years ended December 31, 2024 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. Given that Midco II is a newly formed entity without any financial results, the historical summary consolidated financial data reflects the results of operations of Midco I. All pro forma information included below gives effect to the Common Control Reorganization.

4.

We note that several events occurred after the latest balance sheet date or are probable of occurring in connection with your offering, including your acquisition of Yellowstone Midco Holdings, LLC and the conversion of Class P Units and Incentive Units. Please tell us how you considered presenting pro forma financial information, either here or in another appropriate location in your filing. It appears that, at a minimum, pro forma earnings per share would differ from historical earnings per share, and other financial data may be impacted as well. See Rule 11-01(a)(8) of Regulation S-X.

U.S. Securities and Exchange Commission

December 15, 2025

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it has included pro forma financial information in the Summary Consolidated Financial Data section on page 22 of the Revised Registration Statement. The Company has also included pro forma financial information in the Capitalization section on pages 84 and 85 of the Revised Registration Statement. Finally, the Company has included pro forma financial information in the Dilution section on page 87 of the Revised Registration Statement. This pro forma financial information includes the common control acquisition of Yellowstone Midco Holdings, LLC by Yellowstone Midco Holdings II, LLC and the conversion of Class P Units and the distribution of common stock and restricted stock in respect of Incentive Units.

Capitalization, page 86

5.

Please revise the actual column of your Capitalization table to include the Related Party long-term debt recognized on your balance sheet as of September 30, 2025, or explain to us why you do not believe such presentation is required. Also, please revise your disclosure in footnote (1) to provide more detail of the terms and maturity of the new Credit Agreement transaction that occurred in November 2025.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that the Capitalization table on pages 84 and 85 of the Revised Registration Statement has been revised to include the related party long-term debt recognized on the balance sheet as of September 30, 2025. The Company has also added an additional disclosure in footnote (2) on page 85 of the Revised Registration Statement to include the aggregate principal amount outstanding payable to related parties under the Original Term Loan Facility.

The Company has revised the disclosure in footnote (1) on page 85 of the Revised Registration Statement to provide more detail of the terms and maturity of the new Credit Agreement as a result of the amendment that occurred in November 2025.

6.

We note that the “As Adjusted” column in the Capitalization table gives effect to the conversion of the Class P Units into shares of common stock. In light of the fact that the issuance of these Class P Units occurred subsequent to September 30, 2025, the date of the actual column included in the table, please revise to include footnote disclosure of the details of the issuance of the Class P units and terms of expected conversion.

U.S. Securities and Exchange Commission

December 15, 2025

RESPONSE:

The Company has revised the Capitalization table on pages 84 and 85 of the Revised Registration Statement by adding a column for “Pro Forma” adjustments and revising the “As Adjusted” column to be “Pro Forma As Adjusted.”

Further, the Company has added disclosure to footnote (3) on page 86 of the Revised Registration Statement to describe the issuance and terms related to the expected conversion of the Class P Units.

7.

We note from your disclosure here and elsewhere such as on page 23, that the number of shares of common stock that will be outstanding after the offering includes the conversion of the Incentive Units into shares of common stock. Considering that all Incentive Units appear to be unvested as of September 30, 2025, please explain to us if you expect to recognize any compensation expense related to the conversion of these unvested equity instruments into shares of common stock at the time of the offering. Please explain to us the basis for your accounting.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it expects the incentive units will receive distributions of common stock, which will include restricted stock subject to a new restricted share grant agreement, which is expected to be filed as an exhibit to the Revised Registration Statement in a subsequent amendment. The Company expects some of these grants to vest at the time of the offering, resulting in the recognition of compensation expense. A full technical accounting assessment will be concluded upon finalization of the restricted share grant agreement. The impact of the distributions of common stock and restricted stock in respect of incentive units will be reflected in the pro forma earnings per share calculation and the Capitalization section based on the terms of the restricted share grant agreement, which are still being finalized.

Backlog, page 92

8.	Please revise to clarify your anticipated timing for recognizing as revenue the amounts in your backlog.

RESPONSE:

In response to the Staff’s comment, the Company has added the bolded disclosure below to page 92 of the Revised Registration Statement:

We expect to recognize approximately 67% of our backlog as of September 30, 2025 as revenue within the next 12 months, and the balance thereafter.

U.S. Securities and Exchange Commission

December 15, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Comparison of the Nine Months Ended September 30, 2025 to the Nine Months Ended September 30, 2024, page 97

9.

We note your disclosure that the period-over-period increase in revenue was primarily related to increased volume of production and progress towards the design and build of satellites related to certain SDA contracts during the nine months ended September 30, 2025,as compared to the same period in 2024, as well as lower net unfavorable EAC adjustments of $10.8 million during the nine months ended September 30, 2025, as compared to $20.4 million of net unfavorable EAC adjustments for the same period in 2024. Please revise to provide more quantification of the reasons for the change in revenue such as volume increase versus ongoing progress on contracts. In this regard, please include disclosure of any changes in revenue that relate to the 2025 ATLAS acquisition. Your disclosure on page 99 relating to the changes in revenue for the year ended December 31, 2024 as compared to the year ended December 31, 2023, should be similarly revised.

RESPONSE:

The Company respectfully advises the Staff that for the nine months ended September 30, 2025, as compared to same period in 2024, 99% of the revenue growth came from ongoing contracts. The post-acquisition revenue related to ATLAS is not material to consolidated revenue or growth; accordingly, additional disclosure is not required.

In response to the Staff’s comment, the Company has also revised its disclosure on page 96 of the Revised Registration Statement to include the bolded disclosure below:

The period-over-period increase was largely driven by existing contracts, with 99% of the revenue growth related to contracts that were already in place at December 31, 2024.

The Company has similarly revised the disclosure for the year ended December 31, 2024, as compared to the year ended December 31, 2023, on page 99 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

December 15, 2025

Critical Accounting Estimates, page 110

10.

We note that the majority of your revenue is related to long-term contracts in which revenue is recognized over time based on the proportion of total costs incurred relative to total EAC. We also note your disclosure that accounting for long-term contracts requires significant judgment relative to estimating total contract revenues and costs, in particular, assumptions relative to the amount of time to complete the contract, including the assessment of the nature and complexity of the work to be performed. We also note your disclosure in Note 3 to the audited financial statements, that changes in estimates and assumptions related to the status of certain long-term contracts may have a material effect on the Company’s operating results and that you disclose net EAC adjustments before taxes of $23 million in 2024 and about $1 million in 2023. Please revise your disclosure in MD&A to quantify and discuss any material gross favorable or unfavorable changes in estimates recognized during the periods presented. Your disclosure should also address the amount of any material contract losses recognized during each period presented and the status of material loss contracts. See guidance in Item 303(b)(3) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 96 and 99 of the Revised Registration Statement to provide the requested detailed quantification for each period presented. This includes a breakout of aggregate gross favorable and gross unfavorable EAC adjustments. For any material specific contract that contributed to a gross favorable or unfavorable EAC adjustment, the Company has included additional disclosure for the quantification and the nature of the adjustment. Furthermore, the Company has quantified the total amount of EAC adjustments recognized during the period that are attributable to contracts currently in a loss position. The Company respectfully advises the Staff that there were no specific individual contracts that met the Company’s quantitative or qualitative materiality threshold that would require additional disclosure as a material loss contract.

11.

We note your disclosure that you evaluate goodwill for impairment annually at October 1 and whenever events or circumstances make it more likely than not that impairment may have occurred. In light of the significant amount of goodwill on your balance sheet, as well your operating losses for the periods presented, please tell us if you have completed your goodwill impairment analysis for 2025 and if so please provide us with the results of such analysis.

U.S. Securities and Exchange Commission

December 15, 2025

RESPONSE:

The Company advises the Staff that the goodwill impairment assessment as of October 1, 2025 is currently being completed by the Company. While the Company has experienced operating losses, the Company has analyzed macroeconomic conditions, industry and market conditions, cost factors, financial performance and other relevant entity-specific considerations and has preliminarily concluded that it is not more likely than not that the fair value is below carrying value as of October 1, 2025. In addition, there was significant margin between the most recent equity value as part of Company’s most recent valuation of incentive awards and the Company’s carrying value.

Intellectual Property, page 129

12.

Please disclose the duration and effect of all patents, trademarks, licenses, franchises, and concessions held, specifically highlighting the intellectual property that is material to your business. Refer to Item 101(c) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 129 of the Revised Registration Statement to include the bolded disclosure below:

We are the owner of ten issued U.S. patents (U.S. Patent Nos. 10,583,940, 10,841,000, 11,228,361, 11,463,161, 11,770,184 B2, 11,929,819, 12,074,685 B2, 12,184,394 B2, 12,323,223, and 17,578,046). Our patents and patent application relate to technology related to our business, some of which includes satellite communication technology. These issued patents expire on various dates between approximately 2038 and 2043. We also own proprietary information and trade secrets, which are protected by confidentiality and non-disclosure agreements, and we selectively choose when to pursue patent protection of these assets. We are the sole owner of ten registered U.S. trademarks, the duration of which is not limited by a statutory term, but depends on, among other things, the use of the applicable trademark.

Class P Unit Investment, page 147

13.	Please revise to quantify the amount of each related party’s interest in this transaction, including accrued dividends and number of shares to be received.

RESPONSE:

In response to the Staff’s comment, the Company has added the following bolded language to page 147 of the Revised Registration Statement:

U.S. Securities and Exchange Commission

December 15, 2025

In the fourth quarter of 2025, the Company issued and sold an aggregate of approximately 240,956 Class P Units to several investors, including funds affiliated with AE Industrial Partners, for an aggregate purchase price of approximately $241.0 million. Each Class P Unit initially has a preference amount of $1,000 and will automatically convert into shares of our common stock immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, at a conversion rate per unit equal to (i) the outstanding aggregate total preference amount of such Class P Unit, divided by (ii) the initial public offering price discounted by 20% (with such percentage set to increase by 2.5% every 6 months from the issue date of such unit; provided that, such percentage will not exceed a discount of 30% of the initial public offering price). Funds affiliated with AE Industrial Partners purchased $91,656,473 of Class P Units and Monica Palko, our Chief Legal and Administrative Officer, purchased $250,000 of Class P Units. As of      , the Class P Units held by AE Industrial Partners and Ms. Palko had accrued dividends of $     and $    , respectively, and would convert into      and      shares of common stock, respectively, assuming an initial public offering price of $     which is the midpoint of the estimate price range set forth on the cover of this prospectus.

Yellowstone Midco Holdings, LLC

Audited Financial Statements for the Year Ended December 31, 2024

Report of Independent Public Accounting Firm, page F-2

14.

Please amend your registration statement to have your auditor remove the language in the third paragraph of their report which states “and in accordance with auditing standards generally accepted in the United States of America.” Please refer to PCAOB Auditing Standard 3101.

RESPONSE:

The Company respectfully advises the Staff that Yellowstone Midco Holdings, LLC is not the registrant and therefore the Company’s auditors have issued their audit opinion under dual standards. Yellowstone Midco Holdings II, LLC, is the registrant and the audit opinion on the financial statements of that entity refers only to PCAOB standards.

Notes to the Audited Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

15.

We note your disclosure in the Prospectus Summary on page 13 that you are expanding into higher-margin, recurring services such as operations-as-a-service, software licensing, software annual support contracts, managed ground, and secure data delivery, leveraging our unified platform. You also disclose that you are strategically expanding from a supplier of physical satellites to a software-driven solutions provider. If material, please clarify for us and revise your disclosure to more clearly explain how you are recognizing revenue related to the software licensing and

U.S. Securities and Exchange Commission

December 15, 2025

other software support contracts. Also, if service related revenue is greater than 10% of your total revenue, please revise to separately present that amount on the face of the income statement in accordance with Rule 5-03 of Regulation S-X. Additionally, please explain to us how you have considered the requirements in ASC 280-10-50-40 to separately disclose the amount of revenue related to each product and service or each group of similar products and services in the notes to the financial statements.

RESPONSE:

The Company respectfully advises the Staff that the service-related revenue amounts are not material to the consolidated financial statements.

The service revenue consistently falls below the 10% materiality threshold required for separate presentations on the income statement or additional disclosures. This determination applies to the nine months ended September 30, 2025, and September 30, 2024, and the years ended December 31, 2025, and December 31, 2024.

Additionally, for the nine months ended September 30, 2025, revenue related to ATLAS was less than 10% of total revenue; accordingly, no additional disclosure is required.

Note 6. Financing Arrangements, page F-21

16.

You disclose that the Company was in compliance with all financial debt covenants as of December 31, 2024 and 2023. You further disclose that the Company received a waiver to waive any potential defaults or events of default that may have occurred and be continuing under the Credit Agreement. Please tell us and revise your Liquidity section in MD&A to discuss the specific circumstances that required a waiver, the potential effects, and the nature of the waiver. In light of the November 2025 refinancing of your debt, please also address in this Liquidity disclosure whether there is a similar covenant in your new debt agreement to assist your investors in evaluating the likelihood of future similar defaults. Please see guidance in Item 303(b)(1)(i) of Regulation S-K. Please include the interim period ended September 30, 2025 in your response and revised disclosure as we note similar disclosure in Note 7 to the unaudited interim financial statements.

U.S. Securities and Exchange Commission

December 15, 2025

RESPONSE:

The Company respectfully advises the Staff that the waiver relates to the legal entity whose financial statements were provided to the lender. The debt covenants required the provision of the financial statements of Yellowstone Borrower, LLC. Due to the planned offering, the Company provided the financial statements of Yellowstone Midco Holdings, LLC and obtained a waiver to acknowledge that change. In response to the Staff’s comment, the Company has added the following bolded language to Note 7 on page F-48 of the unaudited interim financial statements and Note 6 on page F-22 of the audited annual financial statements:

The waiver relates to the provision of Yellowstone Midco Holdings, LLC’s consolidated financial statements to the borrower as opposed to the financial statements of Yellowstone Borrower, LLC, a subsidiary of the Company, as required by the Term Loan Facility.

The Company further advises the Staff that the new Credit Agreement includes a similar covenant for financial statements of Yellowstone Borrower, LLC. Accordingly, the Company has added the following bolded language to page 105 of the Revised Registration Statement:

The Credit Agreement contains customary mandatory prepayments, including with respect to asset sale proceeds, proceeds of certain recovery events, and proceeds from certain incurrences of indebtedness. The principal amount owed under the Credit Agreement shall be due and payable on the maturity date. The Credit Agreement contains customary affirmative covenants and negative covenants, including a requirement to provide annual and quarterly financial statements of the Pre-IPO Borrower. The Credit Agreement contains (i) a minimum revenue covenant, in effect from March 31, 2026 to (but not including) the first business day following the occurrence of a Leverage Covenant Toggle Date, that requires us to maintain a minimum amount of revenue set forth below as of the last day of any each such fiscal quarter and measured on a trailing twelve month basis:

Note 13. Related Parties

AEI Transaction, page F-30

17.

We note your disclosure that in November 2022, AE Industrial Partners LP (“AEI”) and certain co-investors acquired the equity interests of the Company hereafter referred to as the “AEI Transaction.” We also note your disclosure in Note 14, that as of December 31, 2024 and 2023, Holdings owns all authorized and outstanding Common units and Redeemable preferred units of the Company, which suggests that Holdings owns all equity interests of the Company. Please explain to us and revise your disclosure in the notes to the financial statements to discuss the nature of the equity interests owned by AEI and how they relate to the ownership of the company by Holdings. Please similarly revise disclosure in the notes to the unaudited interim financial statements.

U.S. Securities and Exchange Commission

December 15, 2025

RESPONSE:

The Company respectfully advises the Staff that AE Industrial Partners LP (“AEI”) controls Yellowstone Ultimate Holdings, LP (“Holdings”). Holdings owns 100% of the equity interests of Yellowstone Midco Holdings, LLC (the “Company”). To clarify Holdings’ ownership, the Company has added the following bolded language and deleted the ~~struck through~~ language to Note 13 on page F-30 and Note 12 on page F-51 of the Revised Registration Statement.

In November 2022, AE Industrial Partners LP (“AEI”) and certain co-investors, through their ownership of Holdings, the Company’s ultimate parent, acquired the ~~equity interests of the Company~~ Company’s primary operating entity, York (this transaction hereafter referred to as the “AEI Transaction”). AEI is the controlling shareholder of Holdings.

To further clarify Holdings as the Company’s ultimate parent, the Company has added the bolded disclosure below to Note 17 on page F-34 and Note 14 on page F-53 in the Revised Registration Statement.

The Company’s Incentive Units are granted by and settled in the equity of Holdings, the Company’s ultimate parent, and therefore are not included in the Company’s net loss per unit calculations.

Note 17. Net Loss Per Unit, page F-34

18.

We note your disclosure that the Incentive Units described in Note 15 – Incentive Unit Employee Equity Plan, are granted by and settled in the equity of the Company’s ultimate parent and therefore are not included in the Company’s net loss per unit calculations. In light of the fact that the Incentive Units appear to convert to shares of your common stock at the time of the IPO offering, as indicated on page 23 and the Capitalization table, please explain to us why you do not believe that these Incentive Units should be reflected in the computation of diluted EPS as contingently issuable shares in accordance with ASC 260-10-45-48.

U.S. Securities and Exchange Commission

December 15, 2025

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it expects the incentive units will receive distributions of common stock, which will include restricted stock subject to a new restricted share grant agreement, which is expected to be filed as an exhibit to the Revised Registration Statement in a subsequent amendment. The Incentive Unit Employee Equity Plan does not allow for the conversion of the incentive units into shares of the Company’s common stock at the time of the offering. The impact of the distributions of common stock and restricted stock in respect of incentive units will be reflected in the pro forma earnings per share calculation and Capitalization section based on the terms of the new restricted share agreement, which are still being finalized.

Interim Financial Statements for the Nine Months Ended September 30, 2025

Notes to the Unaudited Interim Financial Statements

Note 4. Acquisitions, page F-45

19.

We note that in 2025 you acquired 100% of the equity of ATLAS. Please disclose the amounts of revenue and earnings of the acquiree since the acquisition date, and the revenue and earnings of the combined entity as though the acquisition occurred as of the beginning of the comparable prior annual reporting period, or tell us how you determined such disclosure was not appropriate. See guidance in ASC 805-10-50- 2(h).

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that revenue and earnings of ATLAS since the acquisition date through September 30, 2025 were not material to the Company’s consolidated revenue or earnings for the same period. Similarly, the Company omitted the pro formas disclosure requirements under ASC 805-10-50-2(h) as the historical revenue and earnings of ATLAS were not material to the Company ‘s consolidated revenue and earnings.

20.

We note your disclosure that the consideration paid for the ATLAS acquisition included $78.6 million in equity consideration via a non-cash contribution from Yellowstone Ultimate Holdings, LP. With a view towards expanded disclosure, please explain to us in more detail the nature of this non-cash contribution from Holdings, and tell us your basis for accounting for the acquisition under ASC 805. As part of your response, please tell us if Holdings paid cash or issued equity for Atlas, and if equity was issued, please tell us the nature of the equity instruments and how they were valued. See guidance in SAB Topic 5:G.

U.S. Securities and Exchange Commission

December 15, 2025

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that the equity value was made up of the common units of Holdings, which were independently valued by the Company. In addition, the Company has revised its disclosure on page F-45 of the Revised Registration Statement to delete the ~~struck through~~ language and add the bolded disclosure below to more prominently discuss the type of non-cash contribution from Holdings:

On June 9, 2025, the Company invested in Preferred Stock of ATLAS Space Operations, Inc. (“ATLAS”), representing an approximate 5% equity interest. On August 29, 2025 (the “Acquisition Date”), the Company ~~acquired~~ obtained control of the remaining outstanding equity of ATLAS, a leading provider of Ground Software-as-a-Service (GSaaS) solutions for space-based communication and global connectivity. ATLAS is headquartered in Traverse City, MI.

Consideration for this acquisition was $85,839, which consisted of $1,501 in cash (including $1,251 in seller transaction expenses, and $250 escrow holdback) and $78,588 in equity consideration ~~via a non-cash contribution from~~ in the form of Yellowstone Ultimate Holdings, LP (“Holdings”) common units. “The fair value of these units was determined ~~using an independent~~by the Company with the assistance of a third-party valuation. Through a series of common control transactions contemplated in the Agreement & Plan of Merger and effected on August 29, 2025, ownership of ATLAS was transferred to the Company.”

Yellowstone Midco Holdings II, LLC

Interim Financial Statements for the Period Ended September 30, 2025

Note 5. Subsequent Events, page F-61

21.

We note that Yellowstone Ultimate Holdings, LP transferred its ownership in Yellowstone Midco Holdings, LLC to you on October 3, 2025. Please tell us the ownership of Yellowstone Midco Holdings, LLC at this date. In this regard, it appears from disclosures on pages F-30 and F-51 that Yellowstone Midco Holdings, LLC was at least partially owned by AEI, and it appears from this footnote that Yellowstone Midco Holdings, LLC was at least partially owned by Yellowstone Ultimate Holdings, LP. Based on this information, tell us how you accounted for this transaction, including whether it is a merger of entities under common control and whether you will consolidate Yellowstone Midco Holdings, LLC. Additionally, please revise disclosures throughout your filing as appropriate to clarify this matter to your investors.

RESPONSE:

The Company respectfully advises the Staff that Yellowstone Ultimate Holdings, LP (“Holdings”) held 100% of Yellowstone Midco Holdings, LLC prior to October 3, 2025. Yellowstone Midco Holdings II, LLC was formed to hold the equity interests of Yellowstone Midco Holdings, LLC, and it is wholly owned by Holdings. AEI controls Holdings. Please refer to the updates on pages F-30 and F-51, as described in response to comment #17.

U.S. Securities and Exchange Commission

December 15, 2025

The Company respectfully advises the Staff that the equity interests of Yellowstone Midco Holdings, LLC were transferred to Yellowstone Midco Holdings II, LLC (with both entities under common control of Yellowstone Ultimate Holdings, LP). As a result, the transaction will be accounted for at carrying value with corresponding retrospective adjustments and Yellowstone Midco Holdings II, LLC will be a consolidated wholly owned subsidiary of Yellowstone Midco Holdings, LLC.

The Company advises the Staff that it has revised Note 16 on page F-54 of the Revised Registration Statement to clarify that the transaction in which Holdings contributed and transferred its ownership in Yellowstone Midco Holdings, LLC to the Company will be accounted for as a combination of entities under common control, as defined by ASC 805.

22.

We note disclosures elsewhere in your filing that AEI controls you. Given that you are recently incepted, please revise your footnote to clarify to your investors the transaction(s) through which AEI gained control, such as whether AEI controlled your “ultimate parent company” Yellowstone Ultimate Holdings, LP at your inception.

RESPONSE:

In response to the Staff’s comment, the company has revised Note 1 on page F-57 and Note 1 on page F-60 of the Revised Registration Statement to add the bolded language below.

Yellowstone Midco Holdings II, LLC, (the “Company” or “Midco”) was formed in Delaware on September 4, 2025, as a wholly owned subsidiary of Yellowstone Ultimate Holdings, LP (“Holdings”), a Delaware limited partnership, to directly and indirectly hold all of the equity interests in Yellowstone Midco Holdings, LLC and its operating subsidiaries.

Holdings is controlled by investment funds managed by AE Industrial Partners LP.

General

23.	Please clarify, wherever applicable throughout your registration statement, the status of the Golden Dome project and whether you have participated in or been awarded contracts for it.

RESPONSE:

The Company respectfully advises the Staff that it has revised the Competitive Strengths section on pages 8 and 121 to add the language below.

U.S. Securities and Exchange Commission

December 15, 2025

We have submitted a proposal under the Missile Defense Agency’s SHIELD Multiple Award Indefinite Delivery Indefinite Quantity (“IDIQ”) Contract and been notified that our offer has been determined to be in the competitive range for purposes of conducting discussions. We understand that those selected for a position on the IDIQ will then compete for task orders. Order awards are not anticipated prior to completion of discussions with all offerors that have been deemed to be in the competitive range.

24.

Please provide us supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the Staff with copies of any such written communications under separate cover.

25.

Revise to identify the “TRA Holders” who will be parties to the tax receivable agreement. Also revise to identify the “certain shareholders” who will be party to the “voting arrangements” with AE Industrial Partners and what those shareholders received in exchange for granting AE Industrial Partners their voting rights. Tell us how these arrangements are reflected in your disclosure on page 146.

RESPONSE:

The Company has deleted the ~~struck through~~ language and added the following bolded language to page 66 of the Revised Registration Statement to identify the “TRA Holders”:

We intend to enter into a tax receivable agreement (“TRA” or “Tax Receivable Agreement”) with ~~certain shareholders~~ Midco II and holders of Class P Units (such shareholders and any transferee or successor being a “TRA Holder”) that will require us to make payments to TRA Holders in an amount equal to 85% of certain tax savings (or expected tax savings) in respect of certain tax attributes of York Space Systems.

U.S. Securities and Exchange Commission

December 15, 2025

In addition, the Company has revised the disclosure relating to the voting arrangements to include a new section captioned “Voting Agreements” beginning on page 151 of the Revised Registration Statement, which provides additional detail as requested by the staff. The Company supplementally advises the Staff that AE Industrial Partners is currently in the process of finalizing voting agreement arrangements with stockholders, and prior to the launch of the proposed offering the Company expects to disclose each party to such arrangements who is an officer, director or beneficial owner of 5% or more of the Company’s equity securities, as well as the approximate percentage of outstanding securities represented in the aggregate by such arrangements.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Kevin M. Frank at (312) 862-3373 or, in his absence, Ashley Sinclair at (312) 862-3928.

Sincerely,

/s/ Kevin M. Frank
Kevin M. Frank

cc:	Dirk Wallinger

Chief Executive Officer, Yellowstone Midco Holdings II, LLC.